Shinhan Financial Group 2011 3Q Operating Results

On October 26, 2011, Shinhan Financial Group held an earning release conference for 2011 3Q, which was also aired through a live web-cast and conference call. Below are the key figures we announced through a fair disclosure. The full IR presentation material and an audio recording of our web-cast and conference call are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by external auditors, contents are subject to change in the due course of the reviewing process.

1. Operating Results of Shinhan Financial Group (consolidated)

(KRW million)

						YoY
						Change
Item		3Q 2011	2Q 2011	QoQ Change (%)	3Q 2010	(%)
Revenue*	Specified Quarter	8,088,541	8,475,088	-4.56%	8,545,083	-5.34%

	Cumulative	25,260,100	17,171,559	-	26,440,225	-4.46%

Operating Income	Specified Quarter	969,428	1,272,560	-23.82%	1,042,237	-6.99%

	Cumulative	3,499,215	2,529,786	-	2,864,203	22.17%

Income before Income Taxes	Specified Quarter	980,597	1,281,417	-23.48%	1,046,842	-6.33%

	Cumulative	3,532,065	2,551,467	-	2,872,444	22.96%

Net Income**	Specified Quarter	704,185	964,784	-27.01%	734,092	-4.07%

	Cumulative	2,593,287	1,889,103	-	2,099,186	23.54%

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

**	Represents profits attributable to controlling interest.

2. Operating Results of Shinhan Bank (consolidated)

(KRW million)

						YoY
						Change
Item		3Q 2011	2Q 2011	QoQ Change (%)	3Q 2010	(%)
Revenue*	Specified Quarter	4,905,088	5,815,642	-15.66%	5,509,185	-10.97%

	Cumulative	16,510,220	11,605,132	-	18,756,589	-11.98%

Operating Income	Specified Quarter	581,934	965,655	-39.74%	669,351	-13.06%

	Cumulative	2,366,094	1,784,158	-	1,781,186	32.84%

Income before Income Taxes	Specified Quarter	592,221	972,125	-39.08%	673,476	-12.07%

	Cumulative	2,392,574	1,800,352	-	1,789,684	33.69%

Net Income**	Specified Quarter	457,963	785,549	-41.70%	532,067	-13.93%

	Cumulative	1,890,642	1,432,678	-	1,448,781	30.50%

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

**	Represents profits attributable to controlling interest.

3. Operating Results of Shinhan Card (consolidated)

(KRW million)

						YoY
						Change
Item		3Q 2011	2Q 2011	QoQ Change (%)	3Q 2010	(%)
Revenue*	Specified Quarter	1,147,071	1,137,102	0.88%	1,147,308	-0.02%

	Cumulative	3,405,477	2,258,406	-	3,266,461	4.26%

Operating Income	Specified Quarter	260,158	253,231	2.74%	288,841	-9.93%

	Cumulative	828,786	568,629	-	808,802	2.47%

Income before Income Taxes	Specified Quarter	260,158	253,231	2.74%	288,768	-9.91%

	Cumulative	828,786	568,629	-	808,574	2.50%

Net Income**	Specified Quarter	198,517	192,760	2.99%	196,137	1.21%

	Cumulative	640,637	442,121	-	619,826	3.36%

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

**	Represents profits attributable to controlling interest.